Term Sheet No. 2013—CMTNH0218 Filed Pursuant to Rule 433 Registration No. 333-172562

Citigroup Inc.
18-Month Callable Floater Notes Due 2015
Final Term Sheet
November 6, 2013

Issuer:	Citigroup Inc.
Offering:	18-Month Callable Floater Notes Due 2015
Underwriters:	Citigroup Global Markets Inc. (“CGMI”), an affiliate of Citigroup Inc.
Principal Amount Issued:	US $65,500,000
Principal Amount:	$1,000 per note
Pricing Date:	November 6, 2013
Issue Date:	November 12, 2013
Maturity Date:	May 12, 2015
Price to Public:	100% of the principal amount
Net Proceed:	US $65,434,500 (99.90% of Principal Amount Issued)
Interest Rate (Per annum):
For each interest period, a floating rate equal to 3-month U.S. dollar LIBOR determined on the second London business day prior to the first day of that interest period plus a spread of 0.40%, subject to a minimum interest rate of 0.00% per annum for any interest period

3-month-USD-LIBOR:	3-month U.S. dollar LIBOR is the 11:00 a.m. London time fixing as quoted on Reuters’ page “LIBOR01” observed 2 London business days prior to the beginning of each interest period
Interest Period:
The 3-month period from the issue date to but excluding the immediately following interest payment date, and each successive three-month period from and including an interest payment date to but excluding the next interest payment date

Interest Payment Date:	Quarterly on the 12th day of each February, May, August and November beginning on February 12, 2014 and ending on the maturity date.
Day Count	Actual/360 adjusted
Payment at Maturity:	$1,000 per note plus any accrued and unpaid interest
Early Redemption:	Callable, in whole and not in part, by the issuer on each interest payment date beginning on May 12, 2014 with no less than 5 business days notification
Business Day:	Any day that is not a Saturday or Sunday and that, in New York City, is not a day on which banking institutions are authorized or obligated by law or executive order to close
London Business Day:	Any day on which dealings in deposits in U.S. dollars are transacted in the London interbank market
Business Day Convention:	Following business day convention
Calculation Agent:	Citibank, N.A.
Form and Denomination:	Registered medium-term notes in minimum denominations and minimum increments of US$1,000
Clearing and Settlement:	Depository Trust Corporation (“DTC”)
CUSIP/ISIN:	1730T0C31 / US1730T0C314
Underwriting Spread:	0.10%, a fixed selling concession of 0.10% for any broker dealers

Citigroup Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement (File No. 333-172562) and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and prospectus supplement by calling toll-free 1-877-858-5407.

RISK FACTORS RELATING TO THE NOTES

The following is a non-exhaustive list of certain key risk factors for investors in the notes. You should read the risk factors below together with the risk factors included in our most recent Annual Report on Form 10-K and any subsequent Quarterly Reports on Form 10-Q, which describe risks relating to our business more generally. We also urge you to consult your investment, legal, tax, accounting and other advisers in connection with your investment in the notes.

The amount of interest payable on the notes will vary.

The notes differ from conventional fixed-rate debt securities in that the interest payable on the notes will vary based on the level of 3-month U.S. dollar LIBOR. Subject to our right to redeem the notes starting on May 12, 2014, the notes will bear interest during each quarterly interest period at a per annum rate equal to the level of 3-month U.S. dollar LIBOR determined on the second London business day prior to the first day of the applicable interest period plus a spread of 0.40%, subject to a minimum interest rate of 0.00% per annum for any interest period. The per annum interest rate that is determined on the relevant interest determination date will apply to the entire interest period following that interest determination date, even if 3-month U.S. dollar LIBOR increases during that interest period, but is applicable only to that quarterly interest period; interest payments for any other quarterly interest period will vary.

The yield on the notes may be lower than the yield on a standard debt security of comparable maturity.

Subject to our right to redeem the notes starting on May 12, 2014, the notes will bear interest during each quarterly interest period at a per annum rate equal to the level of 3-month U.S. dollar LIBOR determined on the second London business day prior to the first day of the applicable interest period plus a spread of 0.40%, subject to a minimum interest rate of 0.00% per annum for any interest period. As a result, the effective yield on your notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Inc. of comparable maturity.

The notes may be redeemed at the option of Citigroup Inc., which limits your ability to accrue interest over the full term of the notes.

Citigroup Inc. may redeem the notes, in whole and not in part, on any interest payment date beginning six months after the date of issuance of the notes upon not less than five business days’ notice. In the event that Citigroup Inc. redeem the notes, you will receive the principal amount of your investment in the notes and any accrued and unpaid interest to but excluding the date on which the notes are redeemed. In this case, you will not have the opportunity to continue to accrue and be paid interest to the maturity date of the notes.

Market interest rates at a particular time will affect Citigroup Inc.’s decision to redeem the notes.

It is more likely that Citigroup Inc. will redeem the notes prior to their maturity date at a time when the interest rate on the notes is greater than that which we would pay on a comparable debt security of Citigroup Inc. with a maturity comparable to the remaining term of the notes. Consequently, if Citigroup Inc. redeems the notes prior to their maturity, you may not be able to invest in other securities with a similar level of risk that yield as much interest as the notes.

The notes are subject to the credit risk of Citigroup Inc., and any actual or anticipated changes to its credit ratings or credit spreads may adversely affect the value of the notes.

You are subject to the credit risk of Citigroup Inc. If Citigroup Inc. defaults on its obligations under the notes, your investment would be at risk and you could lose some or all of your investment. As a result, the value of the notes will be affected by changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline, or anticipated decline, in Citigroup Inc.’s credit ratings or increase, or anticipated increase, in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the value of the notes.

The notes will not be listed on any securities exchange and you may not be able to sell the notes prior to maturity.

The notes will not be listed on any securities exchange. Therefore, there may be little or no secondary market for the notes. CGMI currently intends to make a secondary market in relation to the notes and to provide an indicative bid price for the notes on a daily basis. Any indicative bid price for the notes provided by CGMI will be determined in CGMI’s sole discretion, taking into account prevailing market conditions and other relevant factors, and will not be a representation by CGMI that the notes can be sold at that price or at all. CGMI may suspend or terminate making a market and providing indicative bid prices without notice, at any time and for any reason. If CGMI suspends or terminates making a market, there may be no secondary market at all for the notes because it is likely that CGMI will be the only broker-dealer that is willing to buy your notes prior to maturity.  Accordingly, an investor must be prepared to hold the notes until maturity.

Citigroup Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement (File No. 333-172562) and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and prospectus supplement by calling toll-free 1-877-858-5407.

Immediately following issuance, any secondary market bid price provided by CGMI, and the value that will be indicated on any brokerage account statements prepared by CGMI or its affiliates, will reflect a temporary upward adjustment.

For a period of approximately three months following issuance of the notes, the price, if any, at which CGMI would be willing to buy the notes from investors, and the value that will be indicated for the notes on any brokerage account statements prepared by CGMI or its affiliates (which value CGMI may also publish through one or more financial information vendors), will reflect a temporary upward adjustment from the price or value that would otherwise be determined.  This temporary upward adjustment represents a portion of the hedging profit expected to be realized by CGMI or its affiliates over the term of the notes.  The amount of this temporary upward adjustment will decline to zero on a straight-line basis over the three-month temporary adjustment period.

Secondary market sales of the notes may result in a loss of principal.

You will be entitled to receive at least the full stated principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. If you are able to sell your notes in the secondary market prior to maturity, you are likely to receive less than the stated principal amount of the notes.

The inclusion of underwriting fees and projected profit from hedging in the issue price is likely to adversely affect secondary market prices.

Assuming no changes in market conditions or other relevant factors, the price, if any, at which CGMI may be willing to purchase the notes in secondary market transactions will likely be lower than the issue price since the issue price of the notes will include, and secondary market prices are likely to exclude, underwriting fees paid with respect to the notes, as well as the cost of hedging our obligations under the notes. The cost of hedging includes the projected profit that our affiliates may realize in consideration for assuming the risks inherent in managing the hedging transactions. The secondary market prices for the notes are also likely to be reduced by the costs of unwinding the related hedging transactions. Our affiliates may realize a profit from the expected hedging activity even if the value of the notes declines. In addition, any secondary market prices for the notes may differ from values determined by pricing models used by CGMI, as a result of dealer discounts, mark-ups or other transaction costs.

The price at which you may be able to sell your notes prior to maturity will depend on a number of factors and may be substantially less than the amount you originally invest.

A number of factors will influence the value of the notes in any secondary market that may develop and the price at which CGMI may be willing to purchase the notes in any such secondary market, including: the level and volatility of 3-month U.S. dollar LIBOR, interest rates in the market, the time remaining to maturity of the notes, hedging activities by our affiliates, fees and projected hedging fees and profits, expectations about whether we are likely to redeem the notes and any actual or anticipated changes in the credit ratings, financial condition and results of Citigroup Inc. The value of the notes will vary and is likely to be less than the issue price at any time prior to maturity, and sale of the notes prior to maturity may result in a loss.

The calculation agent, which is an affiliate of the issuer, will make determinations with respect to the notes.

Citibank, N.A., the calculation agent for the notes, is an affiliate of ours. As calculation agent, Citibank, N.A. will determine, among other things, the level of 3-month U.S. dollar LIBOR and will calculate the interest payable to you on each interest payment date. Any of these determinations or calculations made by Citibank, N.A. in its capacity as calculation agent, including with respect to the calculation of the level of 3-month U.S. dollar LIBOR in the event of the unavailability of the level of 3-month U.S. dollar LIBOR, may adversely affect the amount of one or more interest payments to you.

Hedging and trading activity by Citigroup Inc. could result in a conflict of interest.

In anticipation of the sale of the notes, one or more of our affiliates has entered into hedge transactions. This hedging activity likely involves trading in instruments, such as options, swaps or futures, based upon 3-month U.S. dollar LIBOR. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates have in executing, maintaining and adjusting their hedge transactions because it could affect the price at which our affiliate CGMI may be willing to purchase your notes in the secondary market. Because hedging our obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates may profit from the hedging activity, even if the value of the notes declines.

The 3-month U.S. dollar LIBOR and the manner in which it is calculated may change in the future.

The method by which the 3-month U.S. dollar LIBOR is calculated may change in the future, as a result of governmental actions, actions by the publisher of the 3-month U.S. dollar LIBOR or otherwise. We cannot predict whether the method by which the 3-month U.S. dollar LIBOR is calculated will change or what the impact of any such change might be. Any such change could affect the level of the 3-month U.S. dollar LIBOR in a way that has a significant adverse effect on the notes.

Citigroup Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement (File No. 333-172562) and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and prospectus supplement by calling toll-free 1-877-858-5407.

You will have no rights against the publishers of 3-month U.S. dollar LIBOR.

You will have no rights against the publishers of 3-month U.S. dollar LIBOR even though the amount you receive on each interest payment date will depend upon the level of 3-month U.S. dollar LIBOR. The publishers of 3-month U.S. dollar LIBOR are not in any way involved in this offering and have no obligations relating to the notes or the holders of the notes.

Citigroup Inc. has filed a registration statement (including a prospectus and prospectus supplement) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement (File No. 333-172562) and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the prospectus and prospectus supplement by calling toll-free 1-877-858-5407.